$50,000.00 (USD)

August 12, 2005

Vincera, Inc.

PROMISSORY NOTE

For value received, Vincera, Inc, a Delaware corporation, with a principal place of business at 611 South Congress Avenue, Suite 350, Austin TX 78704 (“Payor”) promises to pay to Richard K. Crumly, or its assigns (“Holder”), the principal sum of Fifty Thousand Dollars  ($50,000.00 USD) as set forth below.

The entire unpaid balance of principal shall be due and payable not later than October 12, 2005 (the “Maturity Date.  Payment of principal hereunder shall be made by check delivered to the Holder at the address furnished to the Payor for that purpose.  Interest will be at an annual rate of 10.000%.

All payments of principal shall be in lawful money of the United States of America.  All payments shall be applied first to costs of collection, if any, and thereafter to principal.  The Payor reserves the right to prepay this Note in whole or in part at any time or from time to time upon five (5) days’ prior written notice to Holder (as provided above), without penalty or additional fees.

The Payor hereby waives demand, notice, presentment, protest and notice of dishonor.

The Payor agrees to pay Holder’s reasonable costs in collecting and enforcing this Note, including reasonable attorneys’ fees.

All agreements between Payor and Holder, whether now existing or hereafter arising and whether written or oral, are expressly limited so that in no contingency or event whatsoever, whether by acceleration of the maturity of this Note or otherwise, shall the amount paid, or agreed to be paid, to Holder hereof for the use, forbearance or detention of the money to be loaned hereunder or otherwise, exceed the maximum amount permissible under applicable law.  If from any circumstances whatsoever fulfillment of any provision of this Note or of any other document evidencing, securing or pertaining to the indebtedness evidenced hereby, at the time performance of such provision shall be due, shall involve transcending the limit of validity prescribed by law, then ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any such circumstances Holder shall ever receive anything of value as interest or deemed interest by applicable law under this Note or any other document evidencing, securing or pertaining to the indebtedness evidenced hereby or otherwise an amount that would exceed the highest lawful rate, such amount that would be excessive interest shall be applied to the reduction of the principal amount owing under this Note or on account of any other indebtedness of Payor to Holder hereof relating to this Note, and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of this Note and such other indebtedness, such excess shall be refunded to Payor.  In determining whether or not the interest paid or payable with respect to any indebtedness of Payor to Holder, under any specific contingency, exceeds the highest lawful rate, Payor and Holder shall, to the maximum extent permitted by applicable law, (i) characterize any non-principal payment as an expense, fee or premium rather than as interest, (ii) amortize, prorate, allocate and spread the total amount of interest throughout the full term of such indebtedness so that the actual rate of interest on account of such indebtedness is uniform throughout the term thereof and/or (iii) allocate interest between portions of such indebtedness, to the end that no such portion shall bear interest at a rate greater than that permitted by law.

The terms of this Note shall be construed in accordance with the laws of the State of Texas as applied to contracts entered into by Texas residents within the State of Texas, which contracts are to be performed entirely within the State of Texas.

HOLDER:

PAYOR:

/s/ Richard K. Crumly

Vincera, Inc.

Richard K. Crumly

Address:_______________________,

By:

/s/ David R. Malmstedt_____

_______________________

David R. Malmstedt

Chief Executive Officer